Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-259751

Prospectus Supplement No. 4

(To Prospectus dated October 5, 2021)

eFFECTOR Therapeutics, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated October 5, 2021 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-259751). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”), filed with the SEC on February 16, 2022. Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus.

Our common stock and warrants are listed on the Nasdaq Capital Market under the symbols “EFTR” and “EFTRW.” On February 15, 2022, the closing price of our common stock was $4.61 and the closing price of our warrants was $0.41.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 16, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 15, 2022

eFFECTOR Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39866	85-3306396
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 North Cedros Avenue, Suite B Solana Beach, California	92075
(Address of principal executive offices)	(Zip Code)

(858) 925-8215

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	EFTR	Nasdaq Capital Market
Warrants to purchase common stock	EFTRW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (Sec.230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (Sec.240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 15, 2022, Jonathan Root, M.D., resigned from the Board of Directors (the “Board”) of eFFECTOR Therapeutics, Inc. (the “Company”), effective immediately. Dr. Root advised the Company that his decision to resign was not the result of any disagreement with the Company or its management on any matter relating to the Company’s operations, policies or practices.

Additionally, on February 15, 2022, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, and pursuant to the amended and restated bylaws of the Company, the Board appointed Kristen Harrington-Smith, to fill the vacancy created by such resignation. Ms. Harrington-Smith will serve as a Class I director, with an initial term expiring at the Company’s 2022 annual meeting of stockholders.

Ms. Harrington-Smith has served as Senior Vice President & Chief Commercial Officer of ImmunoGen Inc., a publicly-traded clinical-stage biopharmaceutical company, since November 2021. Prior to joining ImmunoGen, Ms. Harrington-Smith held roles of increasing responsibility at Novartis Pharmaceuticals starting in July 2000, most recently as U.S. Commercial Head of Hematology at Novartis Pharmaceuticals from March 2020 to November 2021 and as Vice President and Head of U.S. CAR-T Franchise from September 2016 to March 2020. She holds a B.A. in Psychology, with honors, from Williams College and an M.B.A. from Kenan-Flagler Business School. Ms. Harrington-Smith’s extensive commercial experience in the pharmaceutical industry contributed to our Board’s conclusion that she should serve as a director of our company.

Pursuant to the Company’s non-employee director compensation program, Ms. Harrington-Smith was granted on the date of her appointment options to purchase 40,000 shares of the Company’s common stock, which vest in substantially equal monthly installments over the three years following her appointment to the Board. Ms. Harrington-Smith will receive cash compensation for her service on the Board in accordance with the Company’s non-employee director compensation program, as such program may be amended from time to time. Ms. Harrington-Smith has also entered into the Company’s standard form of Indemnification Agreement, the form of which was filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 5, 2021.

There is no arrangement or understanding between Ms. Harrington-Smith and any other person pursuant to which Ms. Harrington-Smith was appointed as a director. Ms. Harrington-Smith is not a party to any transaction that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended. The Board has determined that Ms. Harrington-Smith is an independent director in accordance with the listing requirements of the Nasdaq Capital Market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

eFFECTOR Therapeutics, Inc.

Date: February 16, 2022	By:	/s/ Stephen Worland
	Name:	Stephen Worland
	Title:	President and Chief Executive Officer